United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Medpace Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58506Q109

(CUSIP Number)

Hayley Tanguy

Cinven Capital Management (V) General Partner Limited

East Wing, Trafalgar Court, Les Banques

St. Peter Port, Guernsey GY1 3PP

Tel: +44 (0)1481749705

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58506Q109	13D	Page 1 of 9 Pages

1	NAMES OF REPORTING PERSONS Cinven Capital Management (V) General Partner Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,999,997
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,999,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,999,997
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 58506Q109	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Cinven Capital Management (V) Limited Partnership Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,999,997
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,999,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,999,997
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 58506Q109	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Medpace GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,999,997
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,999,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,999,997
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 58506Q109	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Medpace Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,999,997
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,999,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,999,997
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 58506Q109	13D	Page 5 of 9 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission August 26, 2016, (the “Statement”), relating to the common stock (the “Common Stock”), of Medpace Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 2.	Identity and Background

Item 2 of the Statement is amended and restated in its entirety as follows:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

i.	Cinven Capital Management (V) General Partner Limited (“Cinven MGP”), a company organized under the laws of Guernsey;

ii.	Cinven Capital Management (V) Limited Partnership Incorporated (“GPLP”), a limited partnership organized under the laws of Guernsey which elected to have legal personality;

iii.	Medpace GP Limited (“Medpace GP”), a company organized under the laws of Guernsey; and

iv.	Medpace Limited Partnership (“Medpace Limited”), a limited partnership organized under the laws of Guernsey.

The principal business address of each of Cinven MGP, GPLP, Medpace GP and Medpace Limited is East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP.

The Reporting Persons are principally engaged in the business of investments in securities.

Schedule I hereto, with respect to Cinven MGP representing GPLP and Schedule II hereto, with respect to Medpace GP, representing Medpace Limited, set forth a list of all the directors and executive officers or persons holding equivalent positions (collectively, the “Related Persons”) of each such Reporting Person and the citizenship and principal business address of each Related Person.

Shares beneficially owned by Dr. August J. Troendle are not the subject of this Schedule 13D and Dr. Troendle is accordingly not included as a Reporting Person. For a description of the relationship between the Reporting Persons and Dr. Troendle, see Item 4 in the Statement.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 58506Q109	13D	Page 6 of 9 Pages

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended and supplemented by inserting the following information:

Stock Repurchase Agreement

On August 22, 2017, the Issuer purchased 2,000,000 shares of Common Stock from Medpace Limited at a per share price of $30.27 (the “Repurchase Transaction”) pursuant to a Stock Repurchase Agreement (the “Stock Repurchase Agreement”), dated as of August 16, 2017, by and between the Issuer and Medpace Limited acting through Medpace GP.

The foregoing description of the Stock Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Repurchase Agreement, which is attached as Exhibit 5 to this Amendment No. 2 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date of this filing, based on 39,486,848 shares of Common Stock outstanding as of July 28, 2017 and taking into account the Repurchase Transaction.

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Cinven Capital Management (V) General Partner Limited	20,999,997	56.0%	0	20,999,997	0	20,999,997
Cinven Capital Management (V) Limited Partnership Incorporated	20,999,997	56.0%	0	20,999,997	0	20,999,997
Medpace GP Limited	20,999,997	56.0%	0	20,999,997	0	20,999,997
Medpace Limited Partnership	20,999,997	56.0%	0	20,999,997	0	20,999,997

(1)	As discussed in Item 2 in the Statement, Dr. Troendle is not included as a Reporting Person in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by Dr. Troendle.

CUSIP No. 58506Q109	13D	Page 7 of 9 Pages

Medpace Limited is the record holder of 20,999,997 shares of Common Stock. Cinven MGP is the Managing General Partner of GPLP, which is the Managing General Partner of a majority of the stockholders of Medpace GP, which is the general partner of Medpace Limited. The board of directors of Medpace GP has voting and investment discretion with respect to the shares held of record by Medpace Limited. Cinven MGP, as Managing General Partner of the Managing General Partner of a majority of the stockholders of Medpace GP, indirectly controls Medpace GP. Decisions of Cinven MGP are taken by its board of directors, which is comprised of Robin Hall, Brian Linden, Hayley Tanguy, John Boothman, Rupert Dorey, William Scott and Matthew Chick as Alternate Director. Each such director disclaims beneficial ownership of the shares reported herein.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c)    Except as reported in Item 4 with respect to the Repurchase Transaction, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)    None.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Stock Repurchase Agreement and is incorporated herein by reference. A copy of the Stock Repurchase Agreement is attached as Exhibit 5 to this Amendment No. 2, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 58506Q109	13D	Page 8 of 9 Pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

5	Stock Repurchase Agreement, dated August 16, 2017 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 22, 2017).

CUSIP No. 58506Q109	13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 22, 2017

Cinven Capital Management (V) General Partner Limited

By:	/s/ Hayley Tanguy
Name:	Hayley Tanguy
Title:	Director

Cinven Capital Management (V) Limited Partnership Incorporated

By:	Cinven Capital Management (V) General Partner Limited, its general partner

By:	/s/ Hayley Tanguy
Name:	Hayley Tanguy
Title:	Director

Medpace GP Limited

By:	/s/ Matthew Chick
Name:	Matthew Chick
Title:	Director

Medpace Limited Partnership acting through its general partner Medpace GP Limited

By:	/s/ Matthew Chick
Name:	Matthew Chick
Title:	Director

Schedule I

Cinven MGP, as general partner of GPLP

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian Linden, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

Robin Hall, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

John Boothman, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

William Scott, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

Rupert Dorey, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

Hayley Tanguy, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

Matthew Chick, Alternate Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Alternate Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

Schedule II

Medpace GP Limited (as the general partner of Medpace Limited Partnership)

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Matthew Chick	PO Box 656, East Wing, Trafalgar Court Les Banques, St Peter Port, Guernsey, GY1 3PP	Associate Director, Aztec Financial Services (Guernsey) Limited	United Kingdom

Hayley Tanguy	PO Box 656, East Wing, Trafalgar Court Les Banques, St Peter Port, Guernsey, GY1 3PP	Director, Aztec Financial Services (Guernsey) Limited	United Kingdom